Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of February 1, 2020, Stein Mart, Inc. (“we” or “our”) had one class of securities, common stock, par value $0.01 per share (“Common Stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our Common Stock is a summary and is subject to, and is qualified in its entirety by reference to, the provisions of our Articles of Incorporation and our Bylaws, copies of which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K for the year ended February 1, 2020 of which this Exhibit 4.2 is a part.
We are authorized to issue up to 1,000,000 shares of preferred stock, $0.01 par value per share, and 100,000,000 shares of Common Stock, $0.01 par value per share. As of February 1, 2020, we had 48,354,642 shares of Common Stock issued and outstanding and no shares of preferred stock outstanding. Our Common Stock is traded on The NASDAQ Capital Market under the symbol “SMRT.”
Holders of Common Stock are entitled to one vote per share. All actions submitted to a vote of shareholders are voted on by holders of Common Stock votes together as a single class. Holders of Common Stock are not entitled to cumulative voting in the election of directors. Holders of Common Stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the Common Stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock. In the event of liquidation of our company, all holders of Common Stock will participate on an equal basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock. Holders of Common Stock are not entitled to preemptive rights, and our Common Stock is not subject to redemption. The rights of holders of Common Stock are subject to the rights of holders of any preferred stock that we have designated or may designate in the future. The rights of preferred shareholders may adversely affect the rights of our common shareholders.